NEWS RELEASE

Augusta Comments on Save the Scenic Santa Rita’s Inaccurate Press Release

Toronto, Ontario, November 20, 2013 – Augusta Resource Corporation (TSX/NYSE MKT: AZC) (“Augusta” or “Company”) comments on the Save the Scenic Santa Rita’s (SSSR), a local project opponent, inaccurate press release, which makes inappropriate comments and distorted interpretations in relation to a recent Environmental Protection Agency (EPA) letter issued to the U.S. Army Corps of Engineers (ACOE) on November 7, 2013.

“The SSSR press release today was not only inaccurate but another attempt to harm our company,” said Gil Clausen, Augusta’s president and CEO.  “This group has historically mischaracterized the level of impact that letters between agencies have and obviously do not understand the permitting or the evaluation process.  SSSR totally misrepresents the contents of the letter and the EPA’s comments actually said that they were looking forward to working with the Army Corps on mitigation and risk based assessments.   For example, nowhere in the EPA’s letter did they discuss discharges as ‘toxic mine wastes’. The SSSR is fabricating information and attributing that information to EPA in an effort to scare our shareholders and disrupt markets.”

The Company states the EPA has been working diligently with the U.S. Forest Service (USFS) and other Federal Agencies to finalize the work required to complete the permitting process. The EPA letter refers to old plans and issues which were the basis of discussion and not decision. The ACOE will make their decisions based on facts, rules and regulations as they continue to maintain good dialog with the EPA.

The final EIS has integrated five years of science based technical studies and analysis and is due out next week, and the printed version of the draft Record of Decision (ROD) from the USFS is expected to be issued mid-December after the documents are printed.  When these two printed documents are released, the EPA will be able to work with other agencies and with Rosemont to finalize mitigation planning and to assure compliance with all regulations and permit conditions regarding the 404 Permit issued under the Clean Water Act.

Additionally the references to scientific flaws are from a letter written almost a year ago and acknowledged that the assessment methods were what was prescribed by the ACOE and references a mitigation plan that is out of date and not currently in use. The EPA does not determine appropriate mitigations, this is the ACOE’s responsibility.

 Rosemont has developed a comprehensive environmental, social and cultural mitigation program with detailed monitoring and reporting protocols to address the concerns and requirements of numerous agency and permit requirements under the National Environmental Policy Act and the Clean Water Act 404 processes.

181 Bay Street, 2nd Floor
Heritage Building
Toronto, ON M5J 2T3
T: (416) 860:6310
E: info@augustaresource.com

This mitigation program addresses, and goes well beyond, the EPA’s comments on the approximately 65 acres of direct and indirect impacts to dry washes and waters of the US that are under review by the Army Corp of Engineers for the 404 jurisdictional mitigation.

Rosemont will continue working with all of the regulatory agencies as the thorough permit review process comes to conclusion in early 2014.

Mr. Clausen added, “Rosemont has been working closely with the Federal Agencies for the past five years to ensure the appropriate mitigations are developed to address impacts. Throughout that time, the SSSR has consistently and purposely misrepresented the company’s intentions, the facts and the NEPA process. They have deliberately worked to undermine the obligations and work of the Agencies involved.”

ABOUT AUGUSTA
Augusta is a base metals company focused on advancing the Rosemont Copper deposit near Tucson, Arizona. Rosemont hosts a large copper/molybdenum reserve that would account for about 10% of US copper output once in production (for details refer to www.augustaresource.com). The exceptional experience and strength of Augusta’s management team, combined with the developed infrastructure and robust economics of the Rosemont project, propels Augusta to becoming a solid mid-tier copper producer. The Company trades on the Toronto Stock Exchange and the NYSE MKT under the symbol AZC.

Contact Information
Augusta Resource Corporation
Letitia Cornacchia, Vice President,
Investor Relations and Corporate
Communications
Tel: (416) 860 6310
Email: lcornacchia@augustaresource.com

CAUTIONARY STATEMENTS REGARDING FORWARD LOOKING INFORMATION
Certain of the statements made and information contained herein may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws. Such forward-looking statements and forward-looking information include, but are not limited to statements concerning: expectations surrounding, short term financing, future project financings or refinancing; the Company’s plans at the Rosemont Project including timing for final permits and construction; estimated production; and capital and operating and cash flow estimates. Forward-looking statements or information include statements regarding the expectations and beliefs of management. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to: history of losses; requirements for additional capital; dilution; loss of its material properties; interest rates increase; global economy; no history of production; speculative nature of exploration activities; periodic interruptions to exploration, development and mining activities; environmental hazards and liability; industrial accidents; failure of processing and mining equipment; labour disputes; supply problems; commodity price fluctuations; uncertainty of production and cost estimates; the interpretation of drill results and the estimation of mineral resources and reserves; legal and regulatory proceedings and community actions; title matters; regulatory restrictions; permitting and licensing; volatility of the market price of Common Shares; insurance; competition; hedging activities; currency fluctuations; loss of key employees; as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form dated March 25, 2013. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. The Company disclaims any intent or obligation to update forward-looking statements or information except as required by law, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.

181 Bay Street, 2nd Floor
Heritage Building
Toronto, ON M5J 2T3
T: (416) 860:6310
E: info@augustaresource.com